Equinox Fund Management, LLC

Richard E. Bornhoft, President

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

Telephone: (303) 837-0600

February 8, 2007

VIA EDGAR AND FACSIMILE

Michael McTiernan, Esq.

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 0409

Washington D.C. 20549

Re:	The Frontier Fund
Registration Statement on Form S-1
File No. 333-140240

Dear Mr. McTiernan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Frontier Fund respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to 10:00 AM EST on Monday, February 12, 2007, or as soon thereafter as practicable.

Please note that in filing this acceleration request, The Frontier Fund and each Series of Units of The Frontier Fund respectfully acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve The Frontier Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Frontier Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE FRONTIER FUND

By:	Equinox Fund Management, LLC
Its:	Managing Owner

/s/ Richard E. Bornhoft
	By:	Richard E. Bornhoft
	Its:	President